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                             June 8, 2021

       Stephen LeClair
       Chief Executive Officer
       Core & Main, Inc.
       1830 Craig Park Court
       St. Louis, Missouri 63146

                                                        Re: Core & Main, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 21, 2021
                                                            File No. 333-256382

       Dear Mr. LeClair:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 21, 2021

       Cover Page

   1. We note your response to comment 18, and your amended disclosure regarding CD&R's rights to designate the
majority of your director nominees if it holds 50% of your voting common shares and 25%
of your other equity. Please disclose on your cover page that
                                                        CD&R has additional
rights to designate director nominees even if it holds less than a majority of your voting
common shares, and as little as 5% of the voting control of your common stock and other
equity securities.
 Stephen LeClair
FirstName  LastNameStephen LeClair
Core & Main,  Inc.
Comapany
June 8, 2021NameCore & Main, Inc.
June 8,
Page 2 2021 Page 2
FirstName LastName
Risk Factors
Risks Related to Our Indebtedness
"The agreements governing our indebtedness . . .", page 51

2. Please briefly describe the "certain events" pursuant to which OpCo will be required to make mandatory pre-payments under the New ABL Credit Facility and New Term Loan
         Facility.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 113

3. We note your response to comment 23. Net tangible assets is typically computed as total assets, excluding intangible assets, less total liabilities. Please disclose the purpose for each further adjustment made from the common definition. Also, disclose your basis for excluding interest expense in arriving at the adjusted return used in the numerator of return on net tangible assets and reconcile to adjusted return from net income attributable to partners' capital. Further, retitle this non-GAAP measure to better describe what it actually represents and clearly state why this non-GAAP measure provides useful information to investors, including explaining why you believe it "demonstrates how efficiently an organization utilizes net tangible assets used in its day-to-day operations." Refer to Item 10(e)(1)(i) of Regulation S-K.
Core & Main Holdings, LP Consolidated Financial Statements, page F-5

4.       We note your responses to comments 27 and 28. Please describe the roles and
         responsibilities of your CEO, President     Waterworks, and President
   Fire Protection in
         greater detail, and compare and contrast them with one another.
5. Please clarify how your branches roll up into your President Waterworks and President
             Fire Protection. In this regard, the organization chart in your response indicates the
         Regional Vice Presidents report directly to the President
Waterworks; however, your
         response also indicates that branches are grouped by whether they are centered around fire protection or waterworks products and rolled up to one of the two Presidents.
         Additionally, describe to us the nature of financial information at the branch level.
6.       Please provide the following additional information relative to the
President     Waterworks
         and President     Fire Protection:

                identify and briefly describe the roles and responsibilities of the individuals reporting
              to each of your President     Waterworks and President     Fire
Protection; and

                describe, in detail, the financial information that is reviewed by each of the
              Presidents, including any disaggregated information (e.g., product-centric branch group level, regional level, individual branch level and/or by product line).
 Stephen LeClair
FirstName  LastNameStephen LeClair
Core & Main,  Inc.
Comapany
June 8, 2021NameCore & Main, Inc.
June 8,
Page 3 2021 Page 3
FirstName LastName
7. In assessing your customer relationship intangible assets, operating lease right-of-
         use assets and branch property, plant and equipment for impairment, please explain in greater detail why there is not a level below the total company (e.g., product-centric branch group level, regional level and/or individual branch level) for which identifiable cash flows are largely independent of other assets and liabilities. Refer to ASC 360-10-
         35-23 through 35-25.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at (202) 551-3308 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Peter J. Loughran, Esq.